SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                     Bally Total Fitness Holding Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   05873k 10 8
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                                 (CUSIP Number)

                                 Steven Rohlfing
                               SLS Management, LLC
                              140 West 57th Street
                                    Suite 7B,
                            New York, New York 10019
                                  212-537-3600

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

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          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                January 11, 2003
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                               (Page 1 of 7 Pages)

CUSIP No.  05873k 10 8                13D


   1     NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SLS Management, LLC

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                         7     SOLE VOTING POWER
                               2,981,486
    NUMBER OF
     SHARES              8     SHARED VOTING POWER
  BENEFICIALLY                 204,455
    OWNED BY
 EACH REPORTING          9     SOLE DISPOSITIVE POWER
     PERSON                    2,981,486
      WITH
                         10    SHARED DISPOSITIVE POWER
                               204,455

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,185,941

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.61%

   14    TYPE OF REPORTING PERSON

         IA, OO

Item 1.     Security and Issuer.

            This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.

Item 2.     Identity and Background.

            This statement is filed by SLS Management, LLC, a Delaware limited liability company ("Management"). Management's principal business is managing a number of accounts containing securities over which Management has discretionary voting and dispositive power.

            The principal business address of Management is 140 West 57th Street, Suite 7B, New York, New York 10019.

            Scott L. Swid, a citizen of the United States, is the sole member of Management and, as his principal occupation, serves as the managing member of Management. Mr. Swid's principal business address is 140 West 57th Street, Suite 7B, New York, New York 10019. Steven Rohlfing, a citizen of the United States, is the Chief Financial Officer of Management, which is his principal occupation. Mr. Rohlfing's principal business address is 140 West 57th Street, Suite 7B, New York, New York 10019.

            None of Management, Mr. Swid or Mr. Rohlfing has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            All of the 3,185,941 shares of the Common Stock reported in Item 5 as beneficially owned by Management were acquired by Management with funds in the aggregate amount of $44,220,593 (including brokerage commissions) provided from investment capital of advisory clients of Management.

Item 4.     Purpose of Transaction.

            Management believes that the Common Stock currently trades at significant discounts to the potential value of the Issuer and that the Issuer requires stronger leadership from its board of directors in taking steps to realize such value. Management currently intends to evaluate and, should it determine to do so, to take measures to encourage vigorously the Issuer to take steps to enhance the value of the Issuer. Such measures may include, without limitation, holding discussions with the Issuer's management and/or directors, holding discussions with other shareholders of the Issuer, nominating one or more persons for election to the Issuer's board of directors and soliciting proxies for the election of such nominees, and formulating plans or proposals regarding the business or management of the Issuer and/or its subsidiaries (including one or more of the actions or transactions described in paragraphs
(a) through (j) of Item 4 of the instructions to Schedule 13D).

            Except as set forth in this statement, Management currently has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Management may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Additionally, Management reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by Management.

Item 5.     Interest in Securities of the Issuer.

            (a), (b) One or more of Management's advisory clients is the owner of 3,185,941 shares of Common Stock. Investment advisory arrangements with its advisory clients grant to Management voting and investment discretion over the securities owned by its advisory clients. Accordingly, Management may be deemed, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of 3,185,941 shares of Common Stock, representing 9.61% of the outstanding Common Stock. Management has sole voting and dispositive power with respect to 2,981,486 of such shares of Common Stock and (in the case of one advisory client which retains the right to require Management to liquidate securities positions in its account under certain limited circumstances) may be deemed to share voting and dispositive power with respect to 204,455 of such shares of Common Stock. Mr. Swid, as the sole member of Management, may be deemed, for purposes of Regulation 13D-G under the Act, to be the beneficial owner of all shares of Common Stock beneficially owned by Management. Mr. Swid disclaims beneficial ownership of all such shares.

            All percentages of shares of Common Stock owned described in this statement are based upon 33,163,642 shares of Common Stock outstanding at October 31, 2002 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

            (c) Other than the transactions described in Schedule I of this statement, neither Management, Mr. Swid nor Mr. Rohlfing have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

            (d) No person other than Management has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the Common Stock beneficially owned by Management, except that the dividends from, or proceeds from the sale of, shares of Common Stock in each respective account managed by Management will be delivered into each such respective account.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Other than as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Management, Mr. Swid or Mr. Rohlfing, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            None.

                                    SIGNATURE

            After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



            Date: January 14, 2003                SLS MANAGEMENT, LLC


                                                  By: /s/ Steven Rohlfing
                                                      ----------------------
                                                        Steven Rohlfing
                                                  Title: Chief Financial Officer

                                   SCHEDULE I

                               SLS MANAGEMENT, LLC

                          TRANSACTIONS IN COMMON STOCK

         Unless otherwise indicated, each of the transactions described below was a purchase (sale) of Common Stock for cash on the New York Stock Exchange.



      Date                       Number of Shares         Price per Share (1)
      ----                       ----------------         -------------------

January 6, 2003                       1,000                     $7.11
December 31, 2002                   120,200                     $7.18
December 27, 2002                    11,900                     $7.08
December 24, 2002                     7,900                     $6.91
December 23, 2002                   (20,000)                    $6.99
December 20, 2002                   (49,700)                    $6.78
December 19, 2002                    77,200                     $6.79
December 18, 2002                    62,200                     $6.94
December 17, 2002                    59,800                     $6.96
December 16, 2002                    54,900                     $6.98
December 13, 2002                    57,700                     $7.11
December 12, 2002                    60,600                     $7.27
December 9, 2002                     11,800                     $8.13
December 6, 2002                     10,400                     $8.37
December 5, 2002                      9,000                     $8.37
November 15, 2002                     4,500                     $6.77

(1) Price includes commission.